September 8, 2008

Philips further expands healthcare business in emerging markets by acquiring India-based Alpha X-Ray Technologies

Amsterdam, the Netherlands and Mumbai, India – Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced it has reached an agreement to acquire India-based Alpha X-Ray Technologies. Alpha is a leading manufacturer of Cardiovascular X-Ray systems targeting the economy segment of the Indian market. Upon closing of this transaction in the fourth quarter of 2008, which is subject to certain contractual and other conditions such as regulatory approvals, Alpha will become part of the Cardiovascular X-Ray business within Philips’ Healthcare sector. Financial details of this agreement were not disclosed.

Today’s announcement marks Philips’ strong presence in high-growth healthcare market in emerging economies, and follows the earlier acquisitions of healthcare companies Brazilian Dixtal Biomédica e Tecnologia, Shenzhen Goldway Industrial in China and VMI Sistemas Medicos in Brazil. In commenting on the deal, Mr. Ronald de Jong, CEO Emerging Markets of Philips Healthcare, said: “The acquisition of Alpha is another great example of how Philips continues to strengthen its industrial and commercial footprint in emerging markets. It provides us with significant presence in the high-growth economy segment for Cardiovascular X-Ray systems, underlining our commitment to deliver affordable healthcare solutions in emerging markets.”

Alpha’s high-quality and clinically proven economy segment product portfolio complements Philips’ existing high-end Cardiovascular X-Ray range and helps Philips to capture an even larger slice of the global EUR 1.8 billion Cardiovascular X-Ray market. Analysts estimate that the economy segment is the fastest growing segment of the global Cardiovascular X-Ray market, with anticipated annual growth rates of 10% to 15% in coming years. Philips will leverage its global distribution network to sell Alpha’s Cardiovascular X-Ray products thus maximizing the value of the acquisition and adding another growth engine to Philips Healthcare’s emerging markets business.

“The addition of Alpha represents another significant addition to our emerging markets healthcare product portfolio, and comes on the heels of two key product introductions in India: the SureSigns VM3 patient monitor and the cost-effective Ultrasound HD15 system,” said Murali Sivaraman, CEO of Philips Electronics India Ltd. “Furthermore, this acquisition highlights the pivotal role India plays in Philips’ emerging markets growth strategy. Going forward, we are committed to leverage both organic and inorganic opportunities to drive growth in India,” Mr. Sivaraman added.

For more information, please contact:
Joon Knapen
Philips Corporate Communications:
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

Moushumi Dutt
Philips Electronics India Limited
Tel: +91 11 43 529835
Email moushumi.dutt@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 133,000 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About Alpha X-Ray Technologies
Alpha X-Ray Technologies is a leading Cardiovascular X-Ray manufacturer in India.Founded in 1989, Alpha is a privately-held healthcare company headquartered in Panvel, close to Mumbai, India, employing approximately 55 employees. Alpha manufactures X-Ray systems and components for the economy segment of the global CV X-Ray market. Its product portfolio includes mobile catheterization laboratories and fixed catheterization laboratories, which are used to examine patients with diagnostic imaging equipment in hospitals and clinics. More information on Alpha can be found at www.alphaxray.com.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.